FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For June 2, 2015

Commission File Number: 001-33271

CELLCOM ISRAEL LTD.

10 Hagavish Street

Netanya, Israel 42140

________________________________________________

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F     X        Form 40-F _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ____   No     X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not Applicable

CELLCOM ISRAEL LTD. ANNOUNCES PREPARATIONS FOR A POSSIBLE RIGHTS OFFERING AND INFORMATION RE A ONE TIME EXPENSE

Netaya, Israel – June 2, 2015 – Cellcom Israel Ltd. (NYSE: CEL) (TASE: CEL) (the "Company") announced that although the company is not required to report this information, the Company's controlling shareholder will be reporting this information under its Israeli reporting obligations and therefore the Company is publishing this press release.

Consistent with its efforts to strengthen its balance sheet, the Company's Board of Directors has instructed the Company to consider the possibility of a rights offering that would be expected to raise approximately NIS 120-150 million (assuming a full exercise of subscription rights) (the "Rights Offering").

The execution, timing, terms (including subscription ratio) and amount of such possible Rights Offering have not yet been determined and are subject to further approvals of the Company's Board of Directors, publication of a prospectus in Israel and filing of a registration statement and prospectus in the United States. Publication and filing will be subject to review by the Securities and Exchange Commission (the "SEC") and the approval of the Israeli Securities Authority (the "ISA"), and the approvals of the Tel Aviv Stock Exchange ("TASE") and the New York Stock Exchange ("NYSE"). There is no assurance that such approvals will be received or that the Rights Offering will be executed, nor as to its timing, terms or amount.

Following the previously reported voluntary retirement plan announced by the Company in May 2015, the Company expects to record a one-time expense of approximately NIS 25 million in the second quarter of 2015.

This announcement does not constitute an offer to sell, or a solicitation of an offer to purchase, any securities in the United States. The securities referred to herein may not be sold in the United States absent registration or an exemption from registration under the U.S. Securities Act of 1933, as amended. If the Company determines to pursue the Rights Offering, the Company intends to file a registration statement with the U.S. Securities and Exchange Commission in connection with the Rights Offering. Any offering of securities in the United States will be made by means of a prospectus that may be obtained from the Company, if the Company determines to pursue the Rights Offering and that will contain detailed information about the Company and management, as well as financial statements.

Forward looking statement

The information included in this press release contains, or may be deemed to contain, forward-looking statements (as defined in the U.S. Private Securities Litigation Reform Act of 1995 and the Israeli Securities Law, 1968). Said forward-looking statements, relating to the execution of the Rights Offering and the amount thereof are subject to uncertainties and assumptions about the receipt of the SEC, ISA, TASE and NYSE approvals, market conditions, the Company's Board of Director's discretion whether to execute such offering, which could differ materially from the current estimate. The actual conditions the Company may face could lead to materially different outcome than that set forth above.

About Cellcom Israel

Cellcom Israel Ltd., established in 1994, is the largest Israeli cellular provider; Cellcom Israel provides its approximately 2.885 million subscribers (as at March 31, 2015) with a broad range of value added services including cellular and landline telephony, roaming services for tourists in Israel and for its subscribers abroad, additional services in the areas of music, video, mobile office etc. and most recently - also television over the internet service in Israel, based on Cellcom Israel's technologically advanced infrastructure. The Company operates an LTE 4 Generation and HSPA 3.5 Generation networks enabling advanced high speed broadband multimedia services, in addition to GSM/GPRS/EDGE networks. Cellcom Israel offers Israel's broadest and largest customer service infrastructure including telephone customer service centers, retail stores, and service and sale centers, distributed nationwide. Cellcom Israel further provides through its wholly owned subsidiaries internet connectivity services and international calling services, as well as landline telephone communication services, in addition to data communication services. Cellcom Israel's shares are traded both on the New York Stock Exchange (CEL) and the Tel Aviv Stock Exchange (CEL). For additional information please visit the Company's website http://www.cellcom.co.il.

Company Contact Shlomi Fruhling Chief Financial Officer investors@cellcom.co.il Tel: +972 52 998 9755	Investor Relations Contact Ehud Helft GK Investor & Public Relations In partnership with LHA cellcom@GKIR.com Tel: +1 617 418 3096

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CELLCOM ISRAEL LTD.

Date:	June 2, 2015	By:	/s/ Liat Menahemi Stadler
			Name:	Liat Menahemi Stadler
			Title:	VP Legal and Corporate Secretary